Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

NOTICE TO STOCKHOLDERS

Payment of Earnings - Monthly Dividend

ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that the monthly dividends related to 2019, amounting to R$ 0.015 per share, will be paid in accordance with the schedule below, without withholding income tax:

Month of accrual	Base date Date of the last trading day at B3	Payment
January	Dec 28	February 01, 2019
February	Jan 31	March 01, 2019
March	Feb 28	April 01, 2019
April	Mar 29	May 02, 2019
May	Apr 30	June 03, 2019
June	May 31	July 01, 2019
July	Jun 28	August 01, 2019
August	Jul 31	September 02, 2019
September	Aug 30	October 01, 2019
October	Sep 30	November 01, 2019
November	Oct 31	December 02, 2019
December	Nov 29	January 02, 2020

In accordance with our Stockholder Remuneration Policy (Dividends and Interest on Capital) available on the Investor Relations website, the monthly payment is made as an advance of the amount that will be paid after the determination of the annual Balance Sheet.

São Paulo (SP), December 11, 2018.

ALEXSANDRO BROEDEL
Group Executive Finance Director and Head of Investor Relations

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